LVH_Exhibit (99.4) MD&A for six months ended June 30, 2008

Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management’s Discussion & Analysis

Interim Unaudited Consolidated Financial Statements for the

Six months ended June 30, 2008

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) should be read in conjunction with the interim unaudited financial statements for the six months ended June 30, 2008 and the audited financial statements and the notes thereto for the years ended December 31, 2007 and 2006 which are prepared in accordance with Canadian generally accepted accounting principals. The interim unaudited financial statements and notes thereto for the six months ended June 30, 2008 have not been reviewed by the Company’s Auditor.  The following discussion and analysis has not been reviewed by the Company’s Auditor.

The following information will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at August 20, 2008.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company is the development and marketing of software for on-line Asian multi-player interactive games.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Results of Operations

For the six months ended June 30, 2008.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The principal business of the Company is the development and licensing of software for online Asian multi-player interactive card games.

During 2006, the Company incorporated MT Ventures Inc. (“MTV”), a 100% wholly owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

The principal revenues of MTV is from collecting licensing fees and royalties.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited (“MT Commerce”), a United Kingdom corporation.  MT Commerce is a 100% wholly-owned subsidiary of the Company.  It is the Company’s intention that MT Commerce act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

On February 22, 2008, the Company caused to incorporate Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

Although management believes that the Internet gaming related activities of MTV and Blue Cactus will represent lawful business, there is the risk that the legality of the Internet gaming related activities of MTV and Blue Cactus may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its Licensees.

The Company is presently not a party to any legal proceedings whatsoever.

At the Annual General Meeting of the Company’s shareholders which was held on June 16, 2008, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2007 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

As of June 30, 2008, the Company’s Canadian operations employed 34 people (June 30, 2007:  33) consisting of staff and management.

During the six months ended June 30, 2008, in keeping with Management’s commitment to support worthwhile causes the Company has made a donation in the amount of $5,000 to the Zajac Ranch for Children. The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

On December 28, 2007, the Company’s wholly-owned subsidiary, MTV, signed a Software Licensing Agreement (“SLA”) with a subsidiary of CY Foundation Group Limited (“CY Foundation”) (HKSE:1182) to provide CY Foundation and its subsidiaries with LVFH’s software gaming platform in the People’s Republic of China (“PRC”).  In addition to entering into an SLA to provide CY Foundation with the LVFH software for the entire PRC, the Company also entered into a Definitive Agreement with CY Foundation to pay CY Foundation CDN$850,000 (paid on March 4, 2008) in order for CY Foundation to exclusively use the LVFH Software (“Exclusivity Rights”) to operate certain online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  To acquire the Exclusivity Rights for its software in the Designated Territory for $850,000, LVFH completed a private placement with Special Opportunity Limited (“SPO”).  In February 2008, the Company issued to SPO 5,000,000 units at $0.17 per unit, each unit consisting of one common share of the Company and one warrant to buy one additional share of the Company at $0.25 until February 19, 2009.

Subsequently and by mutual consent, the Definitive Agreement was terminated for a consideration of CDN$500,000 which was paid to the Company by CY Foundation, and the Company renegotiated and entered into a revised Software Licensing Agreement (“RSLA”) with CY Foundation whereby the Company shall provide CY Foundation with the Company’s software to be used in the PRC and in return the Company shall be paid a licensing royalty by CY Foundation

During Q1, Equipment and Software Development costs were increased by $850,000 which was the amount paid to CY Foundation for the Exclusivity Rights.  However, during Q2 the amount was reversed as a result of the termination of the Exclusivity Rights.

The transaction with Touchdown Capital Inc. (“TDCI”), a related party, which was announced on January 9, 2008 and which would have been TDCI’s Qualifying Transaction was terminated by mutual consent.  As a result of the termination, TDCI will resume its pursuit of another Qualifying Transaction with another party.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com and which was also sold to Playsafe on November 24, 2006 as part of the APGN.

After the sale of the APGN to Playsafe, the Company no longer operates any online poker rooms or online casinos.

Revenue

For the six months ended June 30, 2008, the Company has recorded revenue of $434,446 (June 30, 2007: $1,044,791) which is generated from one licensee.

Expenses

For the six months ended June 30, 2008, operating expenses were $2,163,960 as compared to $3,353,879 for the six months ended June 30, 2007. The items which mainly contributed to the decrease in operating expenses during the second quarter in 2008 were Consulting & Professional fees, Salaries and benefits, and Travel meals and Entertainment.  Furthermore,  due to the strengthening of the US dollar in relation to the Canadian dollar during the second quarter of 2008, the Company realized a foreign exchange gain which offset the expenses for Bank charges and interest.

Interest Income

For the six months ended June 30, 2008, the Company had interest income in the amount of $67,722 as compared to $165,049 during the corresponding period in 2007.

Net Loss

During the six months ended June 30, 2008 the Company had a net loss of $(1,661,792) or $(0.02) per share (weighted average) as compared to a net loss of $(2,001,934) or $(0.02) per common share (weighted average) in the same period of 2007.  During the six months ended June 30, 2008, the Company’s weighted average number of common shares was 106,309,649 as compared to 101,395,075 for the same period in 2007.

Liquidity and Capital Resources

As at June 30, 2008, the Company’s total assets were $5,423,794 as compared to $7,989,040 for the corresponding period in 2007 (December 31, 2007: $7,160,671).  The Company’s total liabilities were $136,962 as compared to $197,298 at June 30, 2007 (December 31, 2007: $258,170). The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.  As at June 30, 2008, the Company has no long-term debt.

As at June 30, 2008, the Company’s cash and cash equivalents were $4,595,786 as compared to $6,979,220 at June 30, 2007 (December 31, 2007: $6,166,076).

As at June 30, 2008, the Company’s accounts receivable was $78,807 as compared to $201,338 at June 30, 2007 (December 31, 2007: $115,737).  Due from related parties at June 30, 2008 was

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

$4,821 as compared to $0 at June 30, 2007 (December 31, 2007: $17,512).  Prepaids and lease deposits at June 30, 2008, were $11,370 as compared to $15,000 at June 30, 2007 (December 31, 2007: $13,234).

Operating Activities

During the six months ended June 30, 2008, the Company used $1,212,539 of cash from operating activities as compared to $1,493,502 of cash from operating activities in the corresponding period of 2007.

Financing Activities

During the six months ended June 30, 2008, cash used in financing activities was $(340,799) during the first quarter in 2008 due to the termination of the Exclusivity Rights (see Results of Operations).  Cash provided by financing activities during the corresponding period in 2007 was $217,361.

Investing Activities

The Company used  $(16,952) for investing activities during the six months ended June 30, 2008 as compared to $(17,840) for the purchase of equipment during the six months ended June 30, 2007.

Working Capital

For the six months ended June 30, 2008, the Company had a working capital of $4,553,822 as compared to a working capital of $6,998,260 in the same period in 2007 (December 31, 2007: $6,054,389).

Capitalization

In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to further upgrading the Company’s Gaming Software so as to have additional games and features. If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) were exercisable into Units at $0.65 per Unit.  Each Unit consisted of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

warrant was required to purchase one additional common share at $1.00 per share.  All share purchase warrants expired on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX.V, under the symbol LVH.WT.  During the year ended December 31, 2007, the Company issued 25 common shares as a result of the exercising of broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2007, an aggregate amount of 7,942,725 warrants expired unexercised.

The Company has granted stock options to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised.

During the six months ended June 30, 2008, the Company issued 78,750 common shares of the Company to employees as a result of the exercising of stock options at prices ranging from $0.10 to $0.12 per common share for total proceeds to the Company of $9,201.

During the six months ended June 30, 2008, the Company completed the private placement entered into with Special Opportunity Limited (“SPO”), a foreign investment company and has issued 5,000,000 units in the securities of the Company at the purchase price of $0.17 per unit for total proceeds to the Company of $850,000.  The units, which have been issued to SPO, had a hold period which expired on June 19, 2008.  Each unit consists of one common share and one non-transferable share purchase warrant to purchase, until February 19, 2009, an additional common share in the capital of the Company at the price of $0.25 per common share.  In the event that any of the warrants are exercised by SPO, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised by SPO.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 common shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

Proceeds received by the Company from all financings, with the exception of the $850,000 received from SPO, are being utilized for general working capital purposes.  The $850,000 received from SPO was used to acquire the Exclusivity Rights from CY Foundation.  Subsequently and by mutual consent, the Definitive Agreement was terminated for a consideration of $500,000 which was paid to the Company by CY Foundation (see Results of Operations).  This $500,000 shall be utilized by the Company for general working capital purposes.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended June 30, 2008:

For the Quarterly Periods ended	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
Total Revenues	$235,298	199,148	230,968	292,973
Loss before other items	(1,045,263)	(684,251)	(759,925)	(1,257,229)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings/ (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net loss for the period	(1,030,089)	(631,703)	(803,671)	(1,182,671)
Basic net loss per common share	(0.01)	(0.01)	(0.01)	(0.01)
Diluted net earnings/ (loss) per common share	**n/a	**n/a	**n/a	**n/a

For the Quarterly Periods ended	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
Total Revenues	$126,428	918,363	748,425	0
Loss before other items	(1,753,042)	(556,046)	(1,097,020)	(1,336,310)
Loss per common share before other items	(0.02)	(0.01)	(0.01)	(0.01)
Fully diluted earnings/ (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net earnings/(loss) for the period	(1,641,628)	(360,306)	(3,028,766)	(1,026,289)
Basic net earnings/ (loss) per common share	(0.02)	(0.00)	(0.03)	(0.01)
Diluted net earnings/ (loss) per common share	**n/a	**n/a	**n/a	**n/a

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**

The diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Second Quarterly Results (June 30, 2008)

During the three month [second quarter] period ended June 30, 2008, the Company had a net loss of $(1,030,089) or $(0.01) per share as compared to a net loss of $(1,641,628) or $(0.02) per share in the same three month [second quarter] period of 2007.  Total revenues were $235,298 as compared to total revenues of $126,428 for the same period in 2007.  Operating costs were $1,280,561 as compared to $1,879,470 for the same period in 2007.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, MT Ventures Inc. (“MTV”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

Competition

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a major portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of our common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of our common shares. There is a limited trading market for our common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company currently generates revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Related Party Transactions

The Company shares office space and certain expenses with Zab Resources Inc. (“Zab”) and  Touchdown Capital Inc. (“TDCI”), companies related by certain common officers and directors.  Rent for the office premises is paid by the Company.  Zab and TDCI are charged for their proportionate share of office rent and office services provided by the Company.  Effective as of January 1, 2008, Mountain Capital Inc. (“MCI”) and Colt Resources Inc. (“CRI”) have relocated offices and have terminated the services provided by the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand with no interest.

On November 4, 2002, the Company entered into a licensing agreement with Zab for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Zab.  On May 5, 2006, Zab sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which were issued to Zab, were restricted from trading until May 1, 2007.

For the six months ended June 30, 2008, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was paid $180,000. (2007: $180,000).  The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 plus GST per month.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

  Due from related parties:

	June 30, 2008	December 31, 2007
Receivables from MCI
Rent charged by LVFH	$ 0	$ 318
Office services charged by LVFH	0	1,272
	0	1,590
Receivables from TDCI
Rent charged by LVFH	630	318
Office services charged by LVFH	2520	1,272
	3150	1,590

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Receivable from Zab
Rent charged by LVFH	315	318
Office expense charged by LVFH	1260	1,272
Reimbursements for expenses paid by LVFH	34	504
	1,609	2,094

Receivables from CRI
Rent charged by LVFH	0	2,120
Office services charged by LVFH	0	8,480
Reimbursements for expenses paid by LVFH	62	1,638
	62	12,238
Receivable from related parties	$ 4,821	$ 17,512

   Due to related parties:

	June 30, 2008	December 31, 2007
Payable to directors	0	343
	$ 0	$ 343

   Paid to the Company:

The Company charged Zab for:
(a) rent of $1,800 (June 30, 2007: $1,200);
(b) office expense of $7,200 (June 30, 2007: $4,800); and

The Company charged CRI for:
(c) rent of $0 (June 30, 2007: $1,200);
(d) office expense of $0 (June 30, 2007: $4,800); and

The Company charged MCI for:
(e) rent of $0 (June 30, 2007: $1,200);
(f) office expense of $0 (June 30, 2007: $4,800); and

The Company charged TDCI for:
(g) rent of $1,800 (June 30, 2007: $1,200);
(h) office expense of $7,200 (June 30, 2007: $4,800).

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available–for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in net income (loss). Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

The Company has designated its cash and cash equivalents as held for trading; accounts receivable as loans and receivable; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

a)   Fair value

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents, accounts receivable and amounts due from licensees.  Cash is placed with major financial institutions rated in the two highest grades by nationally recognized rating agencies.  Risks on accounts receivable from licensees are minimal.

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company does not utilize derivatives to manage the foreign currency risk.

Of the Company’s cash and cash equivalents 92% are in US dollars. The Company’s reported earnings include gain/losses on foreign exchange, which largely reflect revaluation of

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

approximately US$4,244,405 (CDN $4,328,020) of US dollar denominated cash and cash equivalents.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Comprehensive Income

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income.  The historical make-up of net income has not changed.  Other comprehensive income consists of gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income.

The adoption of the new standard had no effect on the Company’s consolidated financial statements.

Disclosure over Internal Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. As of June 30, 2008, the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Canadian Securities Administrators and have concluded that such controls and procedures are effective and provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

Upon completion of the Company’s Audit for the year ended December 31, 2007, the Auditors have identified matters relating to corporate governance be addressed and documented by the Company’s Management on a going forward basis, however, the Auditors appreciated the assistance provided by the Company during the Audit and the Auditors determined that all transactions were diligently and accurately accounted for.  Furthermore, the Auditors determined that they did not encounter any specific internal control matters be brought to the Company’s attention other than matters relating to corporate governance.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believes the design to be sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have been no significant changes to the Company’s internal control environment during the six months ended June 30, 2008 that would have materially affected the Company’s internal controls over financial reporting.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the six months ended June 30, 2008

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise($) Price per common share	Expiry Dates
Issued and Outstanding as at August 20, 2008	107,149,545	Nil	N/A	N/A
Stock Options	10,416,250	Nil	$0.05 to $0.205	Sept 1/08 – Aug 15 /2011
Warrants	5,000,000	Nil	$0.25	Feb 19, 2009
Fully Diluted as at August 20, 2008	122,565,795	Nil	N/A	N/A

Subsequent Events

Subsequent to the six months ended June 30, 2008, a total of 1,203,750 stock options were forfeited with exercise prices ranging from $0.12 to $0.18 per common share; 75,000 stock options were expired with exercise price of $0.18 per common share; and a total of 90,000 stock options were granted with exercise prices ranging from $0.05 to $0.10 per common share.

Outlook

The Company shall primarily focus its operations in the Asian Market. The Company shall concentrate its efforts on developing new games and licensing the Company’s Asian Multiplayer Software Platform (“AMSP”) to third parties.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

June 30, 2008 (and up to August 20, 2008)